July 24, 2006

Room 4561

Mr. David Trine
Chief Financial Officer
ChoicePoint, Inc.
1000 Alderman Drive
Alpharetta, GA 30005

> **Re:** **ChoicePoint Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **Form 8-K Filed April 20, 2006**
> **File No. 001-13069**

Dear Mr. Trine:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief